UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On June 6, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into securities purchase agreements (the “Purchase Agreements”) with certain investors relating to the issuance and sale of an aggregate of (a) 2,142,858 ordinary shares of the Company and (b) Series C ordinary share purchase warrants to purchase 2,142,858 ordinary shares of the Company (the “Warrants”) to such investors for $5.60 per ordinary share and accompany warrant (the “Offering”). The Purchase Agreements contain customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended.

The Warrants are exercisable at any time after the date of issuance at an exercise price of $5.90 per ordinary share. A holder of a Warrant may not exercise such Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise. In addition, the Company concurrently entered into amendments to certain of its warrant agreements (the “Warrant Amendments”), which would reduce the exercise price of the Company’s Series A ordinary share purchase warrants and Series B ordinary share purchase warrants to $5.90, conditional on the consummation of the Offering.

On June 7, 2024, the Company issued a press release announcing the Offering by the Company. The press release is furnished as Exhibit 99.5 to this report on Form 6-K.

The closing of the Offering is expected to occur on or about June 10, 2024 and the Company expects to receive net proceeds of approximately $11.3 million, after deducting placement agent fees but before paying estimated offering expenses. The Offering is being made pursuant to the shelf registration statement on Form F-3 (File No. 333-274053) previously filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 17, 2023 and declared effective by the SEC on August 29, 2023.

A.G.P./Alliance Global Partners acted as lead placement agent for the Offering.

In connection with the Offering, the Company and directors and executive officers of the Company entered into lock-up agreements (the “Lock-Up Agreements”), which each provide for a 60-day lockup period, subject to customary exceptions.

The foregoing descriptions of the Purchase Agreements, the Warrant Amendments, the Warrants and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the form of Warrant Amendment, the form of Warrant and the form of Lock-Up Agreement, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

As a result of the Offering, the conversion price of the Company’s Series A convertible preference shares and the conversion price of the Company’s Series B convertible preference shares each decreased from $6.00 to the lower of $5.60 or the lowest VWAP during the five (5) consecutive trading days immediately following the public announcement per ordinary share.

In connection with that certain Controlled Equity Offering Sales Agreement dated August 17, 2023, between the Company and Cantor Fitzgerald & Co. (the “Sales Agreement”), on April 23, 2024, the Company issued and sold 17,973 ordinary shares at an average price of $6.2639 per ordinary share. On April 30, 2024, the Company issued and sold 19,300 ordinary shares at an average price of $6.022 per ordinary share pursuant to the Sales Agreement. On May 1, 2024, the Company issued and sold 28,365 ordinary shares at an average price of $6.0294 per ordinary share pursuant to the Sales Agreement. On May 2, 2024, the Company issued and sold 26,800 ordinary shares at an average price of $6.0565 per ordinary share pursuant to the Sales Agreement. On May 3, 2024, the Company issued and sold 25,900 ordinary shares at price of $6.1043 per ordinary share pursuant to the Sales Agreement. On May 6, 2024, the Company issued and sold 4,044 ordinary shares at an average price of $6.0007 per ordinary share pursuant to the Sales Agreement.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) and on Form S-8 (File No. 333-275749) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: June 7, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Form of Securities Purchase Agreement

99.2	Form of Warrant Amendment

99.3	Form of Warrant (included in Exhibit 99.1)

99.4	Form of Lock-Up Agreement (included in Exhibit 99.1)

99.5	Press release dated June 7, 2024

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